Response Biomedical Files for US FDA 510k Market Clearance of
RAMP NT-proBNP Test for the Diagnosis of Congestive Heart Failure

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, December 14, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today that it has filed a US Food and Drug Administration (FDA) 510(k) submission seeking clearance to market its RAMP® NT-proBNP Test for the diagnosis of congestive heart failure. The Company has also completed a European CE Declaration to market the product in Europe.

NT-proBNP (B-type natriuretic peptide) is a biomarker used widely as an aid in the diagnosis of congestive heart failure and has also been established as a marker for prognosis in Acute Coronary Syndrome (ACS). The regulatory submission follows positive results from the recently completed multi-centre clinical trial of the RAMP NT-proBNP Test, developed under license from Roche Diagnostics GMbH. Trials began in
August of this year at four US sites, the Mayo Clinic, Minneapolis Medical Research Foundation at Hennepin County Medical Center, Massachusetts General Hospital and San Francisco General Hospital.

“This clinical trial once again demonstrated the exceptional performance of our RAMP point-of-care testing platform,” said Bill Radvak, President and CEO. “Our RAMP NT-proBNP Test showed strong correlation to one of the “gold standard” tests, the Roche Elecsys NT-proBNP Test which is run in a hospital central laboratory. Our RAMP platform combines the accuracy one expects from a central lab system with the speed and convenience of point-of-care testing.”

“The market introduction of this test is important to Response because it is a critical addition to the menu of tests we have developed in the cardiovascular space,” Radvak added. “Diagnosing and monitoring congestive heart failure using NT-proBNP has become a very important tool for physicians and consequently the market for these tests has been growing rapidly.”

Roche Diagnostics recently reported that new data presented at the 2006 American Heart Association’s (AHA) Scientific Sessions showed that the introduction of a NT-proBNP test could generate yearly savings up to US $600 million in the US Healthcare system. The test significantly shortened the emergency room visits by helping doctors to decide which patients with shortness of breath had heart failure and which had other conditions. Studies indicate that heart failure affects around five million Americans.

In a study conducted at Massachusetts General Hospital, and published in the American Journal of Cardiology September 2006, NT-proBNP testing was associated with a 9.4 percent reduction in costs, translating into savings of US $474 per patient per visit. More than 90 percent of these savings were attributed to prevented or reduced hospitalization (Am J Cardiol 2006; 98(6):800-805; Cost-Effectiveness of Using N-Terminal Pro-Brain Natriuretic Peptide to Guide the Diagnostic Assessment and Management of Dyspneic Patients in the Emergency Department; U. Siebert, J.L. Januzzi, M.T. Beinfeld, R. Cameron, G.S. Gazelle).

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RAMP Cardiac Tests are currently commercially available throughout the US through three exclusive regional distributors, Cardio Medical Products Inc., Kentec Medical Inc and LXU Healthcare. These specialty distributors have expertise and a strong focus in the cardiac/emergency department. The addition of the RAMP NT-proBNP Test is expected to increase the potential market for the Company’s RAMP cardiovascular test products to approximately $800 million worldwide.

The clinical results will be submitted for peer-review and publication in an industry journal over the coming weeks.

About Congestive Heart Failure
Congestive Heart Failure (CHF) impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP
NT-proBNP is widely recognized as a definitive marker for the diagnosis of CHF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. Independent published studies show that NT-proBNP is also valuable for; risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of CHF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction (references available upon request).

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure. The Company recently announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials in Staphylococcus aureus and Flu A/B are expected to get underway shortly, with commercialization expected in 2007. In the non-clinical market RAMP tests are currently provided for the environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF".

For further information, please visit the Company's website at www.responsebio.com.

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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